RE
3/31/02
1041668

1-4660

02029898

RECD S.E.C.
APR 4 - 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

PROCESSED
MAY 06 2002
THOMSON
FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on March 27, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the resolutions passed at the first extraordinary general meeting of the Company in 2002. A copy of each of the announcement is included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Resolutions Passed at the First Extraordinary General Meeting in 2002

The first Extraordinary General Meeting (the "EGM") in the year 2002 of China Southern Airlines Company Limited (the "Company") was held at 10:00 a.m. on Tuesday, March 26, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, the People's Republic of China (the "PRC"). Shareholders and proxies (the "Attending Shareholders") representing 2,554,453,176 shares, equivalent to 75.71% of the total share capital of the Company, attended the EGM, which is in compliance with the quorum required for the holding of an extraordinary general meeting under the PRC Company Law and the articles of association of the Company.

After consideration, the following resolutions were passed by the Attending Shareholders apart from Southern Airlines (Group) ("SA Group") as **ordinary resolutions:**

THAT the terms of the S & P Agreement (as defined in the announcement dated January 29, 2002 of the Company) and the entering into of the S & P Agreement between the Company and SA Group be approved, confirmed and ratified; THAT any director of the Company be authorized to sign any documents which he considers appropriate, reasonable and incidental for the conduct of the S & P Agreement and for the benefit of the Company and to conduct all incidental actions and such director be further authorized to make any amendments, alteration and addition which he considers necessary, proper and appropriate.

After consideration, the following resolutions were passed by the Attending Shareholders as **special resolutions:**

1. THAT the proposal for the application and implementation of the issue of new A Shares, and the proposed listing of such A Shares in the PRC ("A Share Issue") be approved;
2. THAT the Company's board of directors (the "Board") be authorized to plan for and on behalf of the Company all relevant matters relating to the A Share Issue;
3. THAT conditional upon the approval by the relevant authorities of the PRC, the amendment of the relevant provisions of the Company's articles of association with regard to the change in the Board composition from a total of 13 Directors (1 Chairman, 1 Vice-Chairman, and 11 Directors) to a total of 15 Directors (1 Chairman, 2 Vice-Chairman, and 12 Directors) be approved.

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC, March 27, 2002

The Asian Wall Street Journal March 27, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited

(在中華人民共和國註冊成立之股份有限公司)

二零零二年度首次臨時股東大會
通過的決議案

中國南方航空股份有限公司(「本公司」)於二零零二年三月二十六日(星期二)上午十時正，在中華人民共和國(「中國」)廣州白雲國際機場本公司總部召開二零零二年度首次臨時股東大會(「臨時股東大會」)。代表2,554,453,176股股份(相等於本公司已發行股本總額75.71%)的股東及股東代理人(「出席股東」)出席臨時股東大會，符合中國公司法及本公司的公司章程所規定舉行臨時股東大會所需的法定人數。

經考慮後，出席股東(南方航空(集團)公司(「南航集團」)除外)通過以下決議案為**普通決議案**：

批准、確認及追認買賣協議(定義見本公司於二零零二年一月二十九日發表的公佈)的條款及本公司與南航集團訂立的買賣協議；授權本公司任何董事簽署其認為就進行買賣協議及為本公司的利益合適、合理及附帶的任何文件及作出一切附帶行動，並進一步授權該名董事作出其認為必須、恰當及合適的任何修訂、更改及增添。

經考慮後，出席股東通過以下決議案為**特別決議案**：

1. 批准有關申請與執行發行新A股的建議及該等A股在中國上市的建議(「A股發行」)；
2. 授權本公司董事會(「董事會」)籌劃及代表本公司籌劃A股發行的一切有關事宜；
3. 如獲得中國有關機關批准，批准修訂本公司公司章程中有關董事會組成的條文，將董事會人數由合共13名董事(1名董事長、1名副董事長及11名董事)更改為合共15名董事(1名董事長、2名副董事長及12名董事)。

承董事會命
公司秘書
蘇亮

中國，廣州

二零零二年三月二十七日

香港商報 Hong Kong Commercial Daily News March 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang
Title: Company Secretary

Date: March 28, 2002